As filed with the Securities and Exchange Commission on August 29, 2007

Registration No. 333-140722

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

POST-EFFECTIVE AMENDMENT NO. 1
to
FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

URANIUM ENERGY CORP.
(Exact name of registrant as specified in charter)
NEVADA (State or jurisdiction of incorporation or organization)	1090 (Primary Standard Industrial Classification Code Number)	98-0399476 (I.R.S. Employer Identification No.)
9801 Anderson Mill Road, Suite 230, Austin, Texas, U.S.A., 78750 Telephone: (512) 828-6980
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
AMIR ADNANI President, Chief Executive Officer, Principal Executive Officer and a director 9801 Anderson Mill Road, Suite 230, Austin, Texas, U.S.A., 78750 Telephone: (512) 828-6980
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:
Thomas J. Deutsch, Esq.
LANG MICHENER LLP
1500 Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7
Telephone: (604) 689-9111 and Facsimile: (604) 685-7084

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement is declared effective.

If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ X ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ X ] 333-140722

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registrations statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered(2)	Proposed Maximum Offering Price Per Share(4)	Proposed Maximum Aggregate Offering Price(4)	Amount of Registration Fee(4)
Shares of common stock, par value $0.001 per share, underlying common stock purchase warrants	60,000 shares(5)	$3.50	$210,000	$6.45

(1)    In the event of a stock split, stock dividend or similar transaction involving the common shares of the Registrant, in order to prevent dilution, the number of shares of common stock registered shall be automatically increased to cover additional shares in accordance with Rule 416(a) under the United States Securities Act of 1933, as amended (the "Securities Act").

(2)    Represents shares of common stock which are issuable upon the exercise of warrants held by the selling shareholders named herein (the "Selling Shareholders"). In addition to the shares set forth in the table, the amount to be registered includes an indeterminate number of shares issuable upon the exercise of the warrants as such number may be adjusted as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416 of the Securities Act.

(4)    The Proposed Maximum Offering Price per Share is calculated in accordance with Rule 457(g) of the Securities Act, based upon the last reported bid and ask price for our common stock on the OTC Bulletin Board on August 23, 2007. The Proposed Maximum Aggregate Offering Price is based on the Proposed Maximum Offering Price Per Share times the total number of shares of common stock to be registered. These amounts are estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) of the Securities Act.

(4)    The fee is calculated in accordance with Rule 457(g) of the Securities Act. We have based the fee calculation on the average of the last reported bid and ask price for our common stock on the OTC Bulletin Board on August 23, 2007.

(5)    On December 22, 2006, we issued an aggregate of 2,400,000 units, at a price of $2.50 per unit, with each unit consisting of one share of common stock and one-half of one warrant, to certain Selling Shareholders by way of private placement. These shares and the shares underlying the warrants have been registered for resale with the Securities and Exchange Commission pursuant to a currently effective registration statement on Form SB-2 (the "Original Registration Statement"). Each whole warrant entitles the holder to purchase one share of common stock at an exercise price of $3.00 per share during the period commencing on the date of issuance and ending on the day which is the later of (i) 18 months from the date of issuance and (ii) nine months commencing from the effective date of the Original Registration Statement. We agreed to have the Original Registration Statement declared effective within four months from the date of the issuance of these units and, in the event that the registration statement is not declared effective by that date, to issue additional warrants to acquire shares in the capital of the Company equal to one one-hundredth of a warrant for each U.S. $1.00 in aggregate funds paid by each subscriber for the units for each 30 calendar day period (or partial period thereof) during which the registration statement has not been declared effective, after the expiry of the four month period (the "Penalty Warrants"). These shares represent the shares underlying the Penalty Warrants issued to certain Selling Shareholders.

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This Post-Effective Amendment No. 1 to Form SB-2 shall become automatically effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended.

ii

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Form SB-2 is filed pursuant to Rule 462(b) under the United States Securities Act of 1933, as amended.

On December 22, 2006, we issued an aggregate of 2,400,000 units, at a price of $2.50 per unit, with each unit consisting of one share of common stock and one-half of one warrant, to certain selling shareholders (the "Selling Shareholders") by way of private placement (the "December 22, 2006 Private Placement"). These shares and the shares underlying the warrants have been registered for resale with the Securities and Exchange Commission pursuant to a currently effective registration statement on Form SB-2 (the "Original Registration Statement"). We agreed to have the Original Registration Statement declared effective within four months from the date of issuance of the units and, in the event that the registration statement is not declared effective by that date, to issue additional warrants to acquire shares in the capital of the Company equal to one one-hundredth of a warrant for each U.S. $1.00 in aggregate funds paid by each subscriber for the units for each 30 calendar day period (or partial period thereof) during which the registration statement has not been declared effective after the expiry of the four month period (the "Penalty Warrants"). The 60,000 shares underlying the warrants offered hereby represent the shares underlying the Penalty Warrants issued to the Selling Shareholders set forth below. Accordingly, the Selling Shareholder table in the Original Registration Statement is amended to add the 60,000 shares underlying the Penalty Warrants issued to the Selling Shareholders described below.

The contents of the Original Registration Statement (file number 333-140722) filed by Uranium Energy Corp. with the Securities and Exchange Commission and declared effective on June 15, 2007, is incorporated herein by reference.

	Shares Owned Prior To This Offering		Number of Shares Being Offered	Shares Owned After This Offering
Name of Selling Shareholder	Number(1)	Percentage(2)	Number	Number	Percentage(2)
December 22, 2006 Private Placement(3)
Ashdon Select Manager Trust Ashdon Investment Mgmt, LLC(4)	20,740	*	20,740	Nil	Nil
Compass SAV, LLC(4)	251,625	*	251,625	Nil	Nil
Compass Offshore SAV PCC Limit(4)	251,625	*	251,625	Nil	Nil
Daimler Chrysler Retirement Trust(4)	530,548	1.38%	530,548	Nil	Nil
Harry-Anna Investment Fund, Inc.(4)	156,160	*	156,160	Nil	Nil
Hallador Equity Fund, LLC(4)	99,735	*	99,735	Nil	Nil
QueensCare(4)	111,020	*	111,020	Nil	Nil
Westcliff Aggressive Growth, LP(4)	184,525	*	184,525	Nil	Nil
Westcliff Energy Partners, LP(4)	146,285	*	84,485	61,800	*
Westcliff Foundation(4)	24,030	*	14,030	10,000	*
Westcliff Fund, LP(4)	1,237,995	3.20%	1,237,995	Nil	Nil
Westcliff Long /Short LP(4)	147,925	*	147,925	Nil	Nil
Westcliff Master Fund LP(4)	249,978	*	93,178	156,800	*
Westcliff Partners LP(4)	187,728	*	187,728	Nil	Nil
Westcliff Small Cap(4)	74,725	*	74,725	Nil	Nil
Westcliff Venture Fund, LP(4)	213,958	*	213,958	Nil	Nil

*      Less than one percent.

(1)    Includes shares of common stock currently held by the Selling Shareholder and shares issuable upon exercise of all warrants owned by the Selling Shareholder.

(2)    The applicable percentage of ownership is based on 37,607,088 shares of common stock outstanding as of May 30, 2007, plus the number of shares of common stock that would be outstanding if all of the warrants held by such Selling Shareholder were exercised.

(3)    On December 22, 2006, we issued an aggregate of 2,400,000 units, at a price of $2.50 per unit, with each unit consisting of one share of common stock and one-half of one warrant, to certain Selling Shareholders. These shares and the shares underlying the warrants have been registered for resale with the Securities and Exchange Commission pursuant to the Original Registration Statement. Each whole warrant entitles the holder to purchase one share of common stock at an exercise price of $3.00 per share during the period commencing on the date of issuance and ending on the day which is the later of (i) 18 months from the date of issuance and (ii) nine months commencing from the effective date of the Original Registration Statement. We agreed to have the Original Registration Statement declared effective within four months from the date of the issuance of these units and, in the event that the registration statement is not declared effective by that date, to issue additional warrants to acquire shares in the capital of the Company equal to one one-hundredth of a warrant for each U.S. $1.00 in aggregate funds paid by each subscriber for the units for each 30 calendar day period (or partial period thereof) during which the registration statement has not been declared effective, after the expiry of the four month period. The number of shares owned prior to this offering and offered hereunder represent the shares issued and issuable upon exercise of the warrants issued pursuant to the December 22, 2006 Private Placement as well as the shares underlying the Penalty Warrants.

(4)    Ashdon Select Manger Trust Ashdon Investment Mgmt, LLC, Compass SAV, LLC, Compass Offshore SAV PCC Limited, Daimler Chrysler Retirement Trust, Harry-Anna Investment Fund, Inc., Hallador Equity Fund, LLC, QueensCare, Westcliff Aggressive Growth, LP, Westcliff Energy Partners, LP, Westcliff Foundation, Westcliff Long/Short, LP, Westcliff Master Fund, LP, Westcliff Partners, LP, Westcliff Small Cap Fund, LP, and Westcliff Ventures Fund, LP, are investment limited partnerships and other clients of which Westcliff Capital Management, LLC ("Westcliff"), is the general partner and/or investment adviser. Richard S. Spencer, as managing member of Westcliff, has discretionary authority to purchase, vote and dispose of the securities on behalf of its clients. Westcliff and Mr. Spencer disclaim beneficial ownership as to such securities except to the extent of their respective pecuniary interests therein.

EXHIBIT INDEX
Exhibit No.	Description of Exhibit
5.1	Opinion of Lang Michener LLP
23.1	Consent of Dale Matheson Carr-Hilton LeBonte LLP
23.2	Consent of Lang Michener LLP (included in Exhibit 5.1)

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SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on this Post-Effective Amendment No. 1 to Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned in the City of Vancouver, Province of British Columbia, Canada, on August 29, 2007.
URANIUM ENERGY CORP. By: /s/ Amir Adnani ____________________________________ Amir Adnani President, Chief Executive Officer, Principal Executive Officer and a director

Signature	Title	Date
/s/Amir Adnani Amir Adnani	President, Chief Executive Officer, Principal Executive Officer and a director	August 29, 2007
/s/ Alan P. Lindsay Alan P. Lindsay	Chairman and a director	August 29, 2007
/s/ Harry Anthony Harry Anthony	Chief Operating Officer and a director	August 29, 2007
/s/ Ivan Obolensky Ivan Obolensky	Director	August 29, 2007
/s/ Erik Essiger Erik Essiger	Director	August 29, 2007
/s/ Vincent Della Volpe Vincent Della Volpe	Director	August 29, 2007
/s/ Pat Obara Pat Obara	Secretary, Treasurer, Chief Financial Officer and Principal Accounting Officer	August 29, 2007

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